

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Ms. Kimberly Ross
Executive Vice President and Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017-1307

> **Re: Avon Products, Inc.**
> **Form 10-K**
> **Filed February 26, 2014**
> **File No. 1-4881**

Dear Ms. Ross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 22

Overview, page 22

1. We note the disclosure on page 5 regarding the implementation of your enterprise resource planning (ERP) system on a worldwide basis. Please tell us and revise future filings, beginning with your Form 10-Q for the period ended June 30, 2014, to quantify to the extent material the impact of such implementation on your results of operations, financial condition and liquidity.

2. We note Avon France filed a petition relating to the resolution on an unprofitable business there and that it was appointed a receiver to facilitate the matter. Please tell us

the facts and circumstances surrounding this matter and tell us your consideration for disclosure in your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728, or Era Anagnosti at (202) 551-3369, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief